United States Securities Exchange Commission             June 6, 2005
Washington DC 20549-0303
Attn: Jeffrey B. Werbitt, Attorney-Advisor
Office of Mergers and Acquisitions

         Re:Pioneer Oil and Gas
            Schedule 13E-3 filed on May 5, 2005, File No. 80723
            Preliminary Proxy Statement filed on May 5, 2005, File No. 0-30472

Dear Mr. Werbitt:

This letter responds to your letter dated May 26, 2005, regarding the above referenced filing. I have enclosed with this letter a revised Proxy Statement that is paginated along with any changes made to the previous filing in red. Our numbered response is in the same order as your letter dated May 26, 2005.

                                 Schedule 13E-3

          1. Don J. Colton and Gregg B. Colton have beneficially owned more than 5.0% of the Company's stock from the time the Company became fully reporting in 1998. My review of the Schedule 13D/G appeared that we did not need to file the Schedule since the ownership was disclosed in the initial filing and the Coltons owned each more than 5.0% at the time the 10SB was filed in 1998. Please advise if we still need to file a Schedule 13D/G per our phone conversation.

          2. The Company has never provided pro forma financial information at any time and we believe it would be a mistake to provide it now primarily because it would not be material and in fact very misleading and difficult to project. The reason pro forma financial information is difficult to project for the Company is because the Company is in a business subject to major fluctuations of commodity prices that the Company has no control over and the Company's primary focus lately has been acquiring oil and gas leases that could be worthless or sell for more than 5 times the purchase price. In addition, drilling wells are highly speculative, a well if it is a dry hole would cause the Company to lose its entire investment while a good well depending on the Company's interest may have a material impact on the Company's financial condition. Because the Company is a small sized Company that invests in risky investments, a pro forma would serve no purpose other than to be most likely wrong in projecting the future condition of the Company. Since we are not comfortable in putting a pro forma with the Proxy Statement due to our inability to accurately project the future condition of the Company we request that you not require that it be in there since it would not be material.

          3. A form of the proxy is set forth with the revised preliminary proxy statement as an Exhibit.

          4. We have omitted the sentence referring to the initial public offering under Reasons for Stock Splits on page 9 of the Proxy Statement


                                  Schedule 14A

     General

          5. The information requested under your paragraph 5 was already in the body of the Proxy Statement on page 13, the last paragraph under "Effects on the Company". I have listed the information again under the "Summary Term Sheet" per your request.

          6. The information you requested has been added to the second to last paragraph under "Fairness of the Stock Splits" on page 15 of the Proxy Statement.

          7. The Stock Splits will only take place if a majority of the shareholders that are present at the shareholder meeting vote on the transaction. This change has been made on the Proxy Statement on page 1 in the first paragraph of the Summary Sheet and again on page 4 of the last paragraph of "Fairness of the Stock Splits".

     General Information

          8. The price paid to security holders owning fewer than 2,000 shares has been added in the second paragraph of page 1 of the Proxy Statement.

     Cautionary Notice Regarding Forward-Looking Statements

          9. The language referring to the Private Securities Litigation Reform Act has been omitted on page 5 of the Proxy Statement.

     Special Factors

          10. On page 7, the second paragraph under "Reasons for the Stock Splits", I have added the language that the reports will be sent via US mail.

          11. The Board did not consider a change of management or sale of the Company because the reason for the Stock Splits was not for selling the Company but for the purpose of being released from the burdensome provisions of the Sarbanes Oxley Act. This information is added on page 13 and 14 under Alternatives to Stock Splits.

          12. Information provided under second to last paragraph on page 15 of "Fairness of the Stock Splits".

          13. Information provided under second to last paragraph on page 15 of "Fairness of the Stock Splits".

          14. The information requested is on page 17 of the Proxy Statement under the lat paragraph of the "Advantages of the Stock Splits".

     Opinion of Gate-Way

          15. No projections or forecasts were provided Gate-Way. Pioneer provided Gate- Way with historical financial information including proxy statements (for years 2000-2004) with audited financials for last 6 fiscal years 1999-2004. They were also given the most recent quarterly filings including the first quarter of fiscal 2005. The Company also provided them with its most current financial information through March 2005, which was not materially different than the second fiscal quarterly report filed on May 16, 2005. Gate-Way was also directed to the Company filings on the SEC website.

          In addition, Gate-way was provided with the Company's most recent reserve valuations as of September 30, 2004 prepared by Scott Stinson, P.E. according to SEC guidelines. The above stated information is enclosed along with the Revised Proxy Statement. Finally Gate-Way was provided with the following information regarding the Company's Central Utah project:

          Pioneer has entered into an agreement with POGO Producing Company (NYSE: PPP) to sell 91,000 gross acres for which Pioneer Oil and Gas currently has a 37.5 percent working interest. The sales price was $275 per acre and the total amount to be received by the Company would be $9,384,375. The Company had closed on the first phase of the purchase as of April 1, and received $2,185,550. The profit from this revenue and from the sale ($457,709) of its Uinta Basin Overpressured Gas prospect had been applied against the Company's tax loss carry forward so that subsequent profits would be taxed at the full rate. Of the 91,000 acres to be sold, 35,000 acres were optional acreage and POGO Producing had no obligation to purchase this acreage. Gate-Way and Pioneer agreed that the probability of the purchase was 90 percent since POGO appeared interested in exercising its option. The cost basis of the remaining acres to be purchased was estimated at $100 per acre.

          On page 20 of the Proxy Statement under "Opinion of Gate-Way" I have added the language in red stating that no projections or forecasts were furnished to Gate-Way.

          16. All of the factors and assumptions which were used by Gate-Way are disclosed in their full report (Exhibit B to the Proxy Statement). Some of the most important were the three valuation methods used which were the Asset Based approach, Market approach and Income approach. These are the valuations methods approved by the IRS and are standard industry practice and are consistent with Internal Revenue Ruling 59-60.

          The fair market value determined by Gate-Way was based primarily on the historical income of the Company, the historical market for the Company's stock, the value of the Company as a going concern, and various risk factors such as no replacement people for key personnel and the wide swings in oil prices over the last four years. The value of the Company's central Utah project was an important factor in valuation and the Company made it clear to Gate-Way that the sale of these properties is an unusual event and it is unlikely that the Company will find a similarly profitable leasing opportunity in the foreseeable future.

          The above information was added to page 21 of the Proxy Statement under "Opinion of Gate-Way.

          17. The full text of the Gate-Way opinion is given in Exhibit B which was filed with the SEC in the Proxy Statement. Exhibit A filed with the SEC was intended to be sent with the Proxy Statement and Exhibit B the full text of the opinion would be provided to shareholders upon request. Shareholders would be able to also access the full opinion on the internet on the SEC website. The Company was not planning on sending the full opinion to each shareholder because of the substantial costs of printing and mailing this exhibit. If required by the SEC the Company can do so.

          18. The information you requested has been added on pages 22 through 29 of the Proxy Statement.

          19. The information you requested is on page 22 of the Proxy Statement in red under the caption of "Public Comparable Analysis".

Proposal Two: Election of Directors

          20. The information you requested is on page 34 of the Proxy Statement under the last paragraph of "Proposal Two: Election of Directors".

          21. The information you requested is on page 34 of the Proxy Statement under the last paragraph of "Proposal Two: Election of Directors". The Company does not have a nominating committee.

          22. The information you requested is in red on page 41 of the Proxy Statement in the first paragraph of "Background of the Stock Splits".

Executive Compensation and Related Information Background of the Stock Splits

          23. The information you requested is in red on pages 41 and the first paragraph of 43 in red under the Proxy Statement under the heading "Background of the Stock Splits".

          24. The information you requested is in red on page 43, in the second and third complete paragraphs on that page of the Proxy Statement under "Background of the Stock Splits".

          25. The information you requested is in red on page 44 of the Proxy Statement in under "Background of the Stock Splits".

Federal Income Tax consequences

26. Tax consequences for the transaction do not differ between an affiliated versus unaffiliated shareholder if they sell stock since both would be treated the same on any stock sold. If no stock is sold there would be no tax
               consequences during that year.

Incorporation of Certain Documents by Reference

          27. I have omitted on page 54 of the Proxy Statement incorporating by reference future documents as requested.

          28. I have omitted on page 54 incorporating the 10QSB by reference, instead it will be sent to the shareholders as an exhibit of the Proxy Statement.

          If you should have any questions regarding the foregoing or revised Proxy Statement, do not hesitate to contact me at (801) 566-3000.

                             Sincerely,

                             /s/ Gregg B. Colton
                             ----------------
                             Gregg B. Colton
                             Vice President and Corporate Counsel

                                                     June 30, 2005

United States Securities Exchange Commission
Washington DC 20549-0303
Attn: Jeffrey B. Werbitt, Attorney-Advisor
Office of Mergers and Acquisitions

         Re: Pioneer Oil and Gas
             Schedule 13E-3/Afiled on June 10, 2005, File No.5-80723 Revised Preliminary Proxy Statement filed on June 10, 2005, File No. 0-30472

Dear Mr. Werbitt:

This letter responds to your letter dated June 23, 2005, regarding the above referenced filing. I have enclosed with this letter a revised Proxy Statement that is paginated along with any changes made to the previous filing in red. Our numbered response is in the same order as your letter dated June 23, 2005.

                                 Schedule 13E-3

          1. The only stock that Don J. Colton, Gregg B. Colton and John O. Anderson have acquired in the Company since it was fully reporting was stock vesting under the Company's ESOP. The stock vesting under the ESOP never exceeded 2.0% during any year. Therefore, a form 13G has been filed with the SEC for Don J. Colton, Gregg B. Colton and John O. Anderson

          2. The Company is providing the pro forma information on pages 58 and 59 of the Revised Proxy Statement. The pro forma information is comprised of a balance sheet and a cash flow statement. No income statement is provided because the expenses associated with Stock Splits are considered immaterial and that is the only amount that would have been included on an income statement caused by the Stock Splits.

          3. The Gate-Way valuation opinion was filed in the previous filing as EXHIBIT B and the summary was filed as EXHIBIT A. The opinion and the summary are filed again under the same exhibit numbers.

                                  Schedule 14A

     General


          4. The Proxy was in the Company's prior filing with the Proxy Statement but now is filed as EXHIBIT C.

          5. A sentence has been added on page 15 with regards to the unaffiliated shareholders pursuant to our phone conversation.

          6. The Stock Splits will only occur if a majority of the issued and outstanding shares of a quorum vote in favor of the proposal at the annual shareholders meeting. The language that was somewhat ambiguous for you has been removed under the "Summary Term Sheet", on page 1 of the Proxy Statement pursuant to our phone conversation.

     Special Factors

         Fairness of the Stock Splits, page 14

          7. A sentence has been added to page 15 that addresses the benefits of unaffiliated shareholders remaining with the Company since the Company will save on compliance costs that can be used elsewhere. As to cashed out shareholders the sole determination on fairness to them was the premium being paid over the price that Gate-Way determined was a fair price for the stock.

          8. I have added language under the Conclusion on page 31 that states that the Board of Directors has adopted the opinion of Gate-Way and why the price of $1.50 is fair to Cashed Out Shareholders and Unaffiliated Continuing Shareholders.

          9. Changes have been made on page 19 and 31 to clarify why the transaction is fair to Cashed Out Shareholders and Unaffiliated Continuing Shareholders. In addition, Cashed Out Holders are now referred to as Unaffiliated Cashed Out Holders and Continuing Shareholders are referred to as Unaffiliated Continuing Holders.

          10. The summary of the Gate-Way opinion is mailed with this letter. The summary of the Gate-Way opinion is also filed with the SEC previously and again as EXHIBIT A to the Revised Proxy Statement.


     Advantages of the Stock Splits, page 16

          11. The Company's common stock price has been changed on page 16 to June 27th, to reflect the price of the Company's common stock on that date.

     Opinion of Gate-Way, page 19

          12. The sentence you referred to in your letter has been deleted on page 21 of the Revised Proxy Statement.

          13. The information you requested is near the bottom of page 29 and top of page 30 of the Revised Proxy Statement and this is all that Gate-Way would state for why the Market Approach was given slightly more weight than the Income Approach.

          14. The information requested has been added to page 20 of the Revised Proxy Statement.

     Review of the Company Performance, page 29

          15. The reasons for Gate-Way using the Market and Income Approach are addressed on page 29 of the Revised Proxy Statement. Proposal Two:
          Election of Directors, page 32

         General

          16. The information you requested under this number of your letter has been added on the bottom of page 34 and the top of page 35 of the Revised Proxy Statement pursuant to our phone conversation.

     Background of the Stock Splits, page 41

          17. The text of the conversation on page 43 of the Revised Proxy Statement has been deleted.

          18-19. The information requested is on page 43 pursuant to our phone conversation.


     Incorporation of Certain Documents by Reference

          20. I have omitted on page 55 of the Proxy Statement incorporating by reference future documents as requested.

If you should have any questions regarding the foregoing or revised Proxy Statement, do not hesitate to contact me at (801) 566-3000.

Sincerely,

/s/ Gregg B. Colton
-------------------
Gregg B. Colton
Vice President and Corporate Counsel

July 19, 2005

United States Securities and Exchange Commission
Washington DC 20549-0303
Attn: Jeffrey B. Werbitt, Attorney-Advisor
Office of Mergers and Acquisitions

         Re:      Pioneer Oil and Gas
                  Schedule 13E-3/Afiled on July 13, 2005, File No.5-80723 Revised Preliminary Proxy Statement filed on June 10, 2005, File No. 0-30472

Dear Mr. Werbitt:

This letter responds to your letter dated July 13, 2005, regarding the above referenced filing. I have enclosed with this letter a revised Proxy Statement that is paginated along with any changes made to the previous filing in red and a revised Proxy. Our numbered response is in the same order as your letter dated July 13, 2005.

                                 Schedule 13E-3

Item 13. Financial Information

1. The information you requested is provided on the Revised Proxy Statement under the heading "Certain Financial Aspects of Stock Splits" and is on pages 57-60 of the Revised Proxy Statement.

Preliminary Proxy Statement

No material changes were made to the Preliminary Proxy Statement other than the information required above in paragraph 1, however, we did change the date of the shareholder meeting and record date as I discussed with you on the phone.

Form of Proxy

2. The Proxy was revised to include a place for shareholders to abstain from voting on any matter. Also, under the voting for directors a sentence was added to allow for a shareholder to withhold authority for any of the director(s) by writing in the name of the director(s) in the space provided.

We would appreciate your assistance on reviewing this matter as soon as possible for us to hold the shareholder meeting.

If you should have any questions  regarding the foregoing  please  contact me at
(801) 566-3000.


                 Sincerely,

                 /s/ Gregg B. Colton
                 ----------------------
                 Gregg B. Colton
                 Vice President and Corporate Counsel

                                 ACKNOWLEDGEMENT


Pioneer Oil and Gas, a Utah corporation, (the "Company") in connection with responding to the comments of the Securities and Exchange Commission regarding its filing of Schedule 13E-3 and any amendments thereto, acknowledges that:

          1. The Company is responsible for the adequacy and accuracy of the of the disclosure in the filing;

          2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 20, 2005


                                       PIONEER OIL AND GAS
                                       By: /s/ Don J. Colton
                                       ------------------------------------
                                       Name: Don J. Colton
                                       Title: President